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                                                            Exhibit 27(4)(c)

TERM INSURANCE RIDER

This extra benefit Rider is attached to and made a part of this Policy. It provides non-participating term insurance on the life of the Insured Employees named in the Policy Specifications.

If this Rider is added after the Date of Issue of this Policy, the effective date of the Rider is the date of coverage change shown on the supplemental Policy Specifications, which will be sent to You. This Rider may be added after the Date of Issue of this Policy only with Our consent.

DEFINITIONS

BASIC POLICY SPECIFIED AMOUNT
The Basic Policy Specified Amount is shown in the Policy Specifications or in the Supplemental Policy Specifications if later changed.

MINIMUM TARGET FACE AMOUNT
The Target Face Amount cannot be decreased below this amount. The Minimum Target Face Amount is shown in the Policy Specifications or in the Supplemental Policy Specifications if later changed. Upon the effective date of this Rider, all references in the Policy to Minimum Specified Amount are replaced by references to Minimum Target Face Amount.

TARGET FACE AMOUNT
The Target Face Amount is shown in the Policy Specifications or in the Supplemental Policy Specifications if later changed. Upon the effective date of this Rider, all references in the Policy to Specified Amount are replaced by references to Target Face Amount.

BENEFIT AMOUNT

The Benefit Amount of this Rider is the Target Face Amount minus the Basic Policy Specified Amount. However, if the Death Benefit of the Policy is defined as a percentage of the Total Account Value, the Benefit Amount is zero.

The Benefit Amount of the Rider is included in the total Death Benefit paid as described in the Death Benefit Options provision of this Policy. Subject to the terms of this Policy, We will pay the Benefit Amount for this Rider upon receipt at the Administrator Mailing Address of due proof of death of the Insured Employee. The death of the Insured Employee must occur while this Rider is in force.

RENEWAL

While this Policy is in force, We will automatically renew this Rider annually until the Maturity Date of the Insured Employee or the Insured Employee's date of death as provided in the Coverage Beyond Maturity provision.

We will renew this Rider without evidence of insurability for another one year term on the first day of the Insured Employee Initial Coverage Duration Anniversary.

OTHER PROVISIONS

AGE
If the Insured's age is misstated, the Benefit Amount will be adjusted to reflect the death benefit that would have been purchased by the most recent Monthly Rider Cost at the correct age.

MONTHLY RIDER COST
The Monthly Rider Cost will be the Benefit Amount for this Rider multiplied by the Monthly Rider Rate divided by 1,000. This Policy's Monthly Deduction will be increased by the Monthly Rider Cost.

LR492                                        NY

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MONTHLY RIDER RATE
The Monthly Rider Rate is based on the Insured Employee's issue age, number of Insured Employee Initial Coverage elapsed and premium class of the Insured Employee.

We may adjust the Monthly Rider Rate from time to time. Adjustments will be on a class basis and will be based on Our estimates for future cost factors, such as mortality, investment income, expenses, and length of time Riders stay in force. Any adjustments will be made on a nondiscriminatory basis. The rate during any Rider year may never exceed the rate shown for that year in the Table of Guaranteed Maximum Insurance Rates as shown on page PS2 of the Policy Specifications. Those rates are based on the 1980 Commissioner's Standard Ordinary Aggregate Mortality Table B, (80% Male/ 20% Female).

SUICIDE AND INCONTESTABILITY

SUICIDE
If an Insured Employee dies by suicide within 2 years from the Date of Issue of his/her Initial Coverage under this Rider, We will refund all Rider premiums paid with respect to the Insured Employee. This Rider's Benefit Amount will not be paid.

If an Insured Employee dies by suicide more than 2 years from the Date of Issue of his/her Initial Coverage under this Rider, but within 2 years from the Date of Issue of any increase in coverage under this Rider, We will pay the portion of the Benefit Amount allocated to the Insured Employee for any coverage in effect more than 2 years from the Date of Issue of his/her Initial Coverage under this Rider plus the portion of the Monthly Rider Cost allocated to the Insured employee for the increase in coverage.

All amounts will be calculated as of the date of death.

INCONTESTABILITY
With respect to statements made in the initial application for the Insured:

     We will not contest this Rider with respect to an Insured Employee after it has been in force during the lifetime of the Insured Employee for 2 years from its Date of Issue of Initial Coverage except for nonpayment of premium sufficient to pay Monthly Rider Costs.

With respect to statements made in any Subsequent Applications:

     We will not contest coverage with respect to an Insured Employee relating to Subsequent Applications after coverage has been in force during the lifetime of the Insured Employee for 2 years from the Date of Issue of such coverage except for nonpayment of premium sufficient to pay Monthly Rider Costs.

TERMINATION OF COVERAGE

All coverage under this Rider will automatically terminate upon Your surrender of the Policy.

Insurance will terminate as to any employee insured under this Rider on the earliest of the following dates:

1.  The Maturity Date of the Insured Employee; or

2. the date on which this Policy's Target Face Amount is decreased below the minimum Target Face Amount required to allow attachment of this Rider; or

3. the date We receive a Written Request from the Insured Employee to terminate his/her coverage under this Rider.

This Rider is attached to and made a part of this Policy. It is signed for Lincoln Life on its Date of Issue.

Issued by The Lincoln National Life Insurance Company


LR492                                              NY